SUB-ITEM 77D


  Western Asset High Yield Defined Opportunity Fund Inc. (NYSE:
HYI)

The Fund has modified a non-fundamental investment policy to permit purchases of equity securities (including but not limited to common stock, preferred stock, convertible securities, warrants of U.S. and non-U.S. issuers) directly. Under the previous investment policy, the Fund could hold common stocks which result from a corporate restructuring or stock conversion, and could acquire warrants and other equity securities as part of a unit combining a senior loan and equity securities of a borrower or its affiliates. The revised investment policy is intended to give Western Asset Management Company , the Fund's sub-adviser, additional investment flexibility in pursuing the Fund's primary and secondary investment objectives.

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